UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )1

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

PortalPlayer, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001

(Title of Class of Securities)

736187204 (CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 Pages

CUSIP No. 736187204	13G	Page 2 of 10 Pages

(1)	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Investcorp, S.A.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	Citizenship or Place of Organization Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) Sole Voting Power None (6) Shared Voting Power 1,661,254 (7) Sole Dispositive Power None (8) Shared Dispositive Power 1,661,254

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,661,254
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
(11)	Percent of Class Represented by Amount in Row (9) 7.2%
(12)	Type of Reporting Person CO

CUSIP No. 736187204	13G	Page 3 of 10 Pages

(1)	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) SIPCO Limited
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	Citizenship or Place of Organization Cayman Islands, B.W.I.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) Sole Voting Power None (6) Shared Voting Power 1,661,254 (7) Sole Dispositive Power None (8) Shared Dispositive Power 1,661,254

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,661,254
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
(11)	Percent of Class Represented by Amount in Row (9) 7.2%
(12)	Type of Reporting Person CO

CUSIP No. 736187204	13G	Page 4 of 10 Pages

(1)	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Investcorp/(212) Ventures Technology Fund I, L.P.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) Sole Voting Power None (6) Shared Voting Power 1,661,254 (7) Sole Dispositive Power None (8) Shared Dispositive Power 1,661,254

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,661,254
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
(11)	Percent of Class Represented by Amount in Row (9) 7.2%
(12)	Type of Reporting Person PN

CUSIP No. 736187204	13G	Page 5 of 10 Pages

Item 1(a).	Name of Issuer: PortalPlayer, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3255 Scott Boulevard, Bldg.1 Santa Clara, California 95054

Item 2(a).	Name of Person Filing:

Investcorp, S.A. SIPCO Limited Investcorp/(212) Ventures Technology Fund I, L.P.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Investcorp, S.A.: 6 rue Adolphe Fischer, L-1520 Luxembourg N400000

SIPCO Limited: West Wind Building, P.O. Box 1111, Harbour Drive, Georgetown, Grand Cayman, Cayman Islands, B.W.I

Investcorp/(212) Ventures Technology Fund I, L.P.: c/o Investcorp Management Services Limited, Investcorp House, P.O. Box 5340, Manama, Bahrain

Item 2(c).	Citizenship:

Investcorp, S.A.: Luxembourg SIPCO Limited: Cayman Islands, B.W.I. Investcorp/(212) Ventures Technology Fund I, L.P.: Delaware

Item 2(d).	Title of Class of Securities:

Common Stock, Par Value $0.0001 per share.

Item 2(e).	CUSIP Number: 736187204

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership:

(a) Amount beneficially owned:

(i) Investcorp, S.A. may be deemed the beneficial owner of 1,661,254 shares of Common Stock.

(ii) SIPCO Limited may be deemed the beneficial owner of 1,661,254 shares of Common Stock.

(iii) Investcorp/(212) Ventures Technology Fund I, L.P. is the beneficial owner of 1,661,254 shares of Common Stock.

(b) Percent of Class (based upon 23,069,755 shares of Common Stock issued and outstanding after giving effect to the completion of the Issuer’s initial public offering and the underwriters’ exercise of their overallotment option in connection therewith, as set forth in the Issuer’s Prospectus, filed on November 19, 2004 pursuant to Rule 424(b)(i) of the Securities Act of 1933, as amended):

(i) 7.2% for Investcorp, S.A.

(ii) 7.2% for SIPCO Limited.

CUSIP No. 736187204	13G	Page 6 of 10 Pages

		(iii)	7.2% for Investcorp/(212) Ventures Technology Fund I, L.P.

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote:

None

		(ii)	Shared power to vote or direct the vote:

1,661,254 shares for Investcorp, S.A.

1,661,254 shares for SIPCO Limited

1,661,254 shares for Investcorp/(212) Ventures Technology Fund I, L.P.

		(iii)	Sole power to dispose or to direct the disposition of:

None

		(iv)	Shared power to dispose or to direct the disposition of:

1,661,254 shares for Investcorp, S.A.

1,661,254 shares for SIPCO Limited

1,661,254 shares for Investcorp/(212) Ventures Technology Fund I, L.P.

Item 5.	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

CUSIP No. 736187204	13G	Page 7 of 10 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not applicable.

Item 8.	Identification and Classification of Members of the Group:
Not applicable.

Item 9.	Notice of Dissolution of Group:
Not applicable.

Item 10.	Certifications:

(a) Not applicable.

(b) Not applicable.

Page 8 of 10 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2005

INVESTCORP, S.A.

By:	/s/ ZAHID ZAKIUDDIN
Name:	Zahid Zakiuddin
Title:	Authorized Representative

SIPCO LIMITED

By:	/s/ GARY S. LONG
Name:	Gary S. Long
Title:	Director

INVESTCORP/(212) VENTURES TECHNOLOGY FUND I, L.P.

	By:	TECHNOLOGY VENTURES LIMITED, its general partner

		By:	/s/ EBRAHIM H. EBRAHIM
		Name:	Ebrahim H. Ebrahim
		Title:	Director

Page 9 of 10 Pages

EXHIBIT INDEX

Exhibit No.	Description

1.	Agreement Pursuant to Rule 13d-1(k)(1) Concerning Joint Schedule 13G Filing